[redacted]

SECURITI 08028580 SION
Washington, D.C.

AO 3/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43514

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** (MM/DD/YY) AND ENDING **December 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Century Securities Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	**Missouri**	**63102-2188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South 4th Street	**St. Louis**	**MO**	**63102**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Century Securities Associates, Inc., for the year ended December 31, 2007, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TESSA S. GREJTAK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: May 21, 2011
Commission # 07045519

Bernard N Burkemper
Signature

Chief Financial Officer
Title

Tessa S Grejtak
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule15c3-3 under the Securities Exchange Act of 1934.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation(not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Century Securities Associates, Inc.
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Century Securities Associates, Inc.
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CENTURY SECURITIES ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2007

Page

Statement of Financial Condition

Independent Auditors' Report 1
Statement of Financial Condition 2
Notes to Statement of Financial Condition............ 3-7

Supplemental Report

Supplemental Report on Internal Control -
Required by Securities and Exchange Commission Rule 17a-5
and Regulation 1.16 of the Commodity Exchange Act 8-9

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Century Securities Associates, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Century Securities Associates, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F to the statement of financial condition, in 2007, the Company changed its method of accounting for income taxes to conform to Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB No. 109.

Deloitte & Touche LLP

February 28, 2008

CENTURY SECURITIES ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 6,743,379
Due from affiliated broker-dealer	1,289,024
Service fees receivable	410,000
Deferred tax asset	225,844
Office equipment, at cost, less accumulated depreciation of $160,104	33,007
Other assets	393,364
TOTAL ASSETS	$ 9,094,618

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to affiliate	$ 1,650,729
Payable to independent contractors	1,321,216
Drafts payable	294,253
Accrued employee compensation	100,000
Accrued income taxes	776,488
Accrued liabilities	89,371
TOTAL LIABILITIES	4,232,057

STOCKHOLDER'S EQUITY

Capital Stock — $.01 par value, authorized 1,000 shares, outstanding 800 shares	8
Additional paid-in capital	199,992
Retained earnings (includes cumulative effect of adopting FIN 48 of ($759,828))	4,662,561
TOTAL STOCKHOLDER'S EQUITY	4,862,561
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,094,618

See notes to statement of financial condition.

CENTURY SECURITIES ASSOCIATES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2007

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations
Century Securities Associates, Inc. (the "Company") is a fully disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products to retail (individual) investor accounts. Its major geographic area of concentration is the Midwest. The Company introduces its customers to an affiliated broker-dealer, Stifel Nicolaus & Company, Incorporated ("Stifel") (See Note B) who carries such accounts on a fully disclosed basis. Accordingly, the Company is exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934.

Basis of Presentation
The Company is a 100% owned subsidiary of Stifel Financial Corp. (the "Parent Company").

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less.

The Company is included in the consolidated federal and state income tax returns filed by the Parent Company and its subsidiaries. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, was recorded through inter-company transactions with an affiliate, Stifel, also a 100% owned subsidiary of the Parent Company, which makes the payments on behalf of the Parent Company and its subsidiaries. A local income tax payable is included in the caption "Accrued liabilities" on the accompanying Statement of Financial Condition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007 had a material impact on the Company's Statement of Financial Condition (see note F).

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of FAS No. 157 on January 1, 2008 did not have a material impact on the Company's Statement of Financial Condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The adoption of SFAS No. 159 on January 1, 2008 did not have a material impact on the Company's Statement of Financial Condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations ("SFAS No. 141R"). SFAS No. 141R retains the fundamental requirement in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No.141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact that the adoption of SFAS No. 141R will have on the Company's Statement of Financial Condition.

NOTE B — RELATED PARTY TRANSACTIONS

The Company conducts its securities operations as a fully disclosed introducing broker through an affiliated company, Stifel, (the "carrying broker-dealer"). Under the arrangement, the Company has a proprietary accounts of introducing brokers ("PAIB") agreement with the carrying broker-dealer. The Company receives a portion of the service fees and interest charged to its introduced customers by the carrying broker-dealer. At December 31, 2007, the "Due from affiliated broker-dealer" balance consisted of commissions receivable, and retained service fees net of brokerage and clearing expense, and the "Due to affiliate" balance is comprised principally of payroll, independent contractor fees, taxes and various administrative expenses that were paid on behalf of the Company. These fees would not be materially different if they were entered into with an independent third party and are considered by management to be at arm's length. The Company reimbursed the Parent Company under a month-to-month lease agreement for office space and equipment rental. During the year, the Company's Board of Directors authorized and paid a $1,000,000 dividend to its Parent Company.

NOTE C — NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company is required to maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2007, the Company had net capital of $3,699,053, which was 114% of aggregate indebtedness and $3,416,916 in excess of required net capital of $282,137.

NOTE D — LEGAL PROCEEDINGS

From time-to-time the Company is named in and subject to various proceedings and claims incidental to its securities business activities, including lawsuits, arbitration claims and regulatory matters. At December 31, 2007, there were no pending litigation, claims or regulatory matters.

NOTE E — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. All execution and clearing services are performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The Company manages its risks associated with the aforementioned transactions through its carrying broker-dealer's monitoring of position, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate.

NOTE F — INCOME TAXES

The Company's deferred tax asset consists of the following temporary differences, at December 31, 2007:

Accruals, not currently deductible	$ 230,642
Other	(4,798)
Deferred tax asset	$ 225,844

At December 31, 2007, no valuation allowance has been established against deferred tax assets since, in the opinion of management, it is more likely than not that the deferred tax asset will be realized.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized under SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure.

On January 1, 2007, the Company adopted FIN 48. The total amount of the gross unrecognized tax benefits as of the date of adoption, after recognition of the cumulative change, was $1,089,844 including interest and penalties, which was accounted for as a $759,833 decrease in retained earnings and a $330,011 increase in net deferred tax assets.

NOTE F — INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2007	$677,953
Decrease in tax positions for prior years	(204,279)
Increase in tax positions for current years	26,006
Settlements	(15,127)
Lapse in statute of limitations	(37,651)
Gross unrecognized tax benefits at December 31, 2007	$ 446,902

Included in the balance at December 31, 2007 are $290,486 of tax positions excluding interest and penalties that, if recognized, would affect the effective tax rate. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had accrued interest and penalties related to unrecognized tax benefits of $411,891 and $314,909 at January 1 and December 31, 2007, respectively.

The Company is included in the consolidated federal and state income tax returns filed by the Parent Company and its subsidiaries. During the third quarter of 2007, the Internal Revenue Service initiated an examination of the Parent Company's federal income tax return for calendar year 2005. In addition, the Parent Company is currently under examination by a significant tax jurisdiction. However, the Company does not anticipate these examinations will have any significant impact on the Company and likewise does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

NOTE G — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, and incentive stock award plans.

******

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of
Century Securities Associates, Inc.
St. Louis, Missouri

In planning and performing our audit of the statement of financial condition of Century Securities Associates, Inc. (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 28, 2008

END